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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               MOTIENT CORPORATION
                   (Name of Subject Company and Person Filing)

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              ISSUED UNDER THE MOTIENT CORPORATION STOCK AWARD PLAN
          AND UNDER THE MOTIENT CORPORATION 1999 STOCK OPTION PLAN FOR
                             NON-EMPLOYEE DIRECTORS
                         (Title of Class of Securities)

                                   619908 10 6
                      (CUSIP Number of Class of Securities)

                                David H. Engvall
                  Vice President, General Counsel and Secretary
                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416
                                 (703) 758-6000
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                         the person(s) filing statement)

                                 With a copy to:
                                Alan L. Dye, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600

                            CALCULATION OF FILING FEE
    Transaction Valuation*                                 Amount of Filing Fee
--------------------------------------------------------------------------------
      $982,196                                                      $196.44**
*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

**Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:    $196.44       Filing party:   Motient Corporation.
Form or registration No.:  Schedule TO.  Date filed:     August 27, 2001.

[]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by the Company relating to an offer by the Company to purchase from its employees and directors and one former employee, all outstanding options to purchase shares of its common stock, par value $.01 per share, (the "Options") for shares of restricted stock, as defined in the Offer to Exchange dated August 27, 2001 (the "Offer to Exchange"), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Exchange constitute the "Offer"), copies of which were attached to the Tender Offer Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  Summary Term Sheet.

Item 1 of the Tender Offer Statement is amended to add the following sentence:

         The information set forth in Exhibit (a)(8) identified in Item 12 and attached hereto is incorporated herein by reference.

ITEM 2.  Subject Company Information.

Item 2(b) of the Tender Offer Statement is amended to add the following sentence:

         The information set forth in Exhibit (a)(8) identified in Item 12 and attached hereto are incorporated herein by reference.

ITEM 4.  Terms Of The Transaction.

Item 4(a) of the Tender Offer Statement is amended to add the following sentence:

         The information set forth in Exhibit (a)(8) identified in Item 12 and attached hereto are incorporated herein by reference.

ITEM 6.  Purposes Of The Transaction And Plans Or Proposals.

Item 6(b) of the Tender Offer Statement is amended to add the following sentence:

         The information set forth in Exhibit (a)(8) identified in Item 12 and attached hereto are incorporated herein by reference.

ITEM 7.  Source And Amount Of Funds Or Other Consideration.

Item 7(b) of the Tender Offer Statement is amended to add the following sentence:

         The information set forth in Exhibit (a)(8) identified in Item 12 and attached hereto are incorporated herein by reference.

ITEM 10. Financial Statements.

Item 10(a) of the Tender Offer Statement is amended to add the following sentence:

         The information set forth in Exhibit (a)(8) identified in Item 12 and attached hereto are incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits (a)(8) and (a)(9), which are attached hereto, as follows:

         (a)(8)  Supplemental Information Concerning Offer to Exchange

         (a)(9)  E-Mail Correspondence with Participants dated September 7, 2001

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    MOTIENT CORPORATION
                                    By:   /s/ David H. Engvall
                                          --------------------
                                    Name: David H. Engvall
                                    Title: Vice President, General Counsel
                                           and Secretary



Dated:  September 7, 2001



                                INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION


A8    Supplemental Information Concerning Offer to Exchange

A9    E-Mail Correspondence with Participants dated September 7, 2001